Form 40-F
period 2005-05-28
Jean Coutu Group (PJC) Inc.
filed 2005-08-19
CIK 1309260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 28, 2005

Commission File Number: 333-120787

Le Groupe Jean Coutu (PJC) Inc.

(Exact name of Registrant as specified in its charter)

The Jean Coutu Group (PJC) Inc.

(Translation of the Registrant’s name into English)

Quebec, Canada

(Province or other jurisdiction of incorporation or organization)

5912

(Primary Standard Industrial Classification Code Number)

N/A

(I.R.S. Employer Identification Number)

530 Beriault Street
Longueuil, Quebec, Canada, J4G 1S8, (450) 646-9760

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011, (212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

7 5/8% Senior Notes due 2012 and 8½% Senior Subordinated Notes due 2014

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual Information Form	☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

142,252,100 Class A Subordinate Voting Shares and 119,385,000 Class B Shares, respectively, as of May 28, 2005.

Indicate by check mark whether the Registrant by filing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Company in connection with such Rule.

Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

DOCUMENTS PROVIDED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B(3) of Form 40-F, The Jean Coutu Group (PJC) Inc. (the “Registrant” or the “Company” or the “Jean Coutu Group”) hereby files Exhibit 1, Exhibit 2 and Exhibit 3, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction B(9) of Form 40-F, the Company hereby files Exhibit 4, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D(9) of Form 40-F, the Company hereby files Exhibit 5, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction B(6)(a)(1) of Form 40-F, the Company hereby files Exhibits 6 and 7, as set forth in the Exhibit Index attached hereto. In accordance with the requirements of General Instruction B(6)(a)(2) of Form 40-F, the Company hereby files Exhibit 8, as set forth in the Exhibit Index attached hereto. Finally, the Company hereby files Exhibits 9 through 18, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

The Registrant has made in the documents included as part of this Annual Report on Form 40-F, and from time to time may otherwise makes “forward-looking statements”, within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, and related assumptions concerning its operations, economic performance and financial matters. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled “Risks and Uncertainties” included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended May 28, 2005 filed as Exhibit 2 to this Annual Report on Form 40-F, which section is incorporated herein by reference.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 15d-15(e) under the Exchange Act as of the end of the period covered by this Annual Report on Form 40-F, pursuant to Rule 15d-15(b) promulgated under the Exchange Act. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures, as of such date, were effective in ensuring that material information relating to the Company (including its consolidated subsidiaries) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms and that such material information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. In addition, the effectiveness of disclosure controls and procedures is subject to various inherent limitations, including the possibility of faulty decision-making, breakdowns due to simple errors or mistakes, and control circumvention by the individual acts of some persons, collusion of two or more people or management override. Moreover, the design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Due to all of such limitations, there can be no assurance that a company’s disclosure controls and procedures will be successful in preventing all errors or fraud, or in making all material information known in a timely manner to the appropriate levels of management, or that the company’s evaluation of such controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 40-F, there were no changes in the Company’s internal control over financial reporting (as defined in Rule 15d-15(f)) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, except for the changes described below.

On July 31, 2004, the Company consummated its acquisition of 1,549 Eckerd drugstores and support facilities. The Company considers this acquisition to be material to the results of its operations, financial position and cash flows from the date of the acquisition through year-end and believes that Eckerd’s internal control over financial reporting is reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company is reviewing its existing internal control over financial reporting in preparation for the reporting and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 becoming effective. In connection with such review, modifications will, as appropriate, be made to the Company’s disclosure controls and procedures and internal control over financial reporting in the future.

NOTICES PURSUANT TO RULE 104 OF REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. L. Denis Desautels is an “audit committee financial expert” (as defined General Instruction B(8)(b) to Form 40-F). Mr. Desautels is independent, as that term is defined in the Nasdaq Stock Market, Inc. Marketplace Rules.

CODE OF ETHICS

The Company has adopted a Code of Ethics of Directors and Officers (the “Code of Ethics”) that applies to its principal executive officer, principal financial officer, principal accounting officer and controller and persons performing similar functions. A copy of the Code of Ethics is attached as Exhibit 4 to this Annual Report on Form 40-F.

The attached Code of Ethics includes amendments adopted by the Registrant during the fiscal year ended May 28, 2005. The principal amendments require certain persons subject to the Code of Ethics to certify that they understand, agree to abide by, and support the principles espoused by the Code of Ethics. Such amendments also incorporate into the Code of Ethics the Registrant’s Confidentiality and Disclosure Policy and its Environmental Policy.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents by category the fees billed by the independent auditors of the firm Deloitte & Touche L.L.P. for the fiscal years ended May 28, 2005 and May 31, 2004 (in Canadian dollars).

Category of fees	2005	2004
	Can $	Can $
Audit Fees	4,700,939	697,221
Audit-Related Fees	338,076	8,000
Tax Fees	1,986,270	157,020
Other fees	1,340,940	127,165
Total	8,366,225	989,406

“Audit Fees” include the aggregate fees billed by Deloitte & Touche L.L.P. for the audit of annual consolidated financial statements and other audits and regulatory filings.

“Audit-Related Fees” include the aggregate fees billed by Deloitte & Touche L.L.P. for assurance and other related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees”, including the audit of the retirement plan, and the consultation relative to the accounting and financial disclosure standards.

“Tax Fees” include the aggregate fees billed by Deloitte & Touche L.L.P. for professional services rendered for tax compliance, tax advice as well as tax planning services.

“All Other Fees” include the aggregate fees billed by Deloitte & Touche L.L.P. for all other services other than those presented in the categories of Audit Fees, Audit-Related Fees and Tax Fees, including consultation services related to the due diligence process for the purpose of acquisitions.

Pre-approval Policies and Procedures

The Audit Committee of the Board of Directors has adopted a policy concerning the provision of services by the independent auditors, which policy has been in force since the first quarter of fiscal year ended May 28, 2005. The policy requires the Audit Committee to pre-approve all audit and non audit services, subject to an exception for de minimis services. This policy forbids the Company from engaging auditors to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuary services, internal audit services, investment banking services, management functions or human resources functions, legal services and expert services not associated with the audit function. The policy allows, in certain circumstances, the Company to engage the services of auditors to provide non-audit services, other than the prohibited services, only when these services are specifically approved by the Audit Committee.

All audit and non-audit services provided by the Company’s independent auditors for the fiscal year ended May 28, 2005 were pre-approved by the Company’s Audit Committee. None of the fees reported under “Principal Accountant Fees and Services” for the fiscal years ended May 28, 2005 and May 31, 2004 were approved by the Company’s Audit Committee pursuant to an exception de minimis services provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

For a discussion of off-balance sheet arrangements, please see the section entitled “Financial Instruments and Off-Balance Sheet Arrangements” on page 41 of the Company’s Management’s Discussion and Analysis attached hereto as Exhibit 2.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For a presentation of the summary of material contractual cash obligations, please see the section entitled “Contractual Obligations and Commercial Commitments” on pages 40 and 41 of the Company’s Management’s Discussion and Analysis attached hereto as Exhibit 2.

UNDERTAKING

A.   Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (“SEC”), and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.   Consent to Service of Process

The Registrant previously filed with the SEC a written irrevocable consent and waiver on Form F-X.

EXCHANGE RATE DATA

For reference purposes, the following table sets forth exchange rates between U.S. dollars and Canadian dollars based upon the inverse of the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Canadian dollar and are the inverse of the rate quoted by the Federal Reserve Bank of New York. The table illustrates how many U.S. dollars it would take to buy one Canadian dollar.

Year end	May 31, 2001	May 31, 2002	May 31, 2003	May 31, 2004	May 28, 2005
Low	$0.6333	$0.6200	$0.6264	$0.7085	$0.7261
High	0.6831	0.6622	0.7437	0.7880	0.8493
Period end	0.6468	0.6547	0.7293	0.7317	0.7946
Average rate	0.6593	0.6377	0.6577	0.7443	0.7980

The average rate is derived by taking the average of the noon buying rate on the last day of each month during the relevant period.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THE JEAN COUTU GROUP (PJC) INC.
By:	/s/ KIM LACHAPELLE
Name: Kim Lachapelle
Title: Corporate Secretary
Date: August 19, 2005

EXHIBIT INDEX

Exhibit
Number	Description
1.	Annual Information Form for the fiscal year ended May 28, 2005.
2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended May 28, 2005.
3.	Audited Consolidated Financial Statements for the fiscal year ended May 28, 2005 (including reconciliation to US GAAP at Note 25).
4.	Code of Ethics of the Directors and Officers of The Jean Coutu Group (PJC) Inc.
5.	Consent of Deloitte & Touche s.r.l.
6.	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
7.	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
8.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
9.	Articles of Incorporation of The Jean Coutu Group (PJC) Inc.*
10.	English translation of the Articles of Incorporation of The Jean Coutu Group (PJC) Inc.*
11.	By-Laws of The Jean Coutu Group (PJC) Inc., as amended.*
12.	English translation of the By-Laws of The Jean Coutu Group (PJC) Inc., as amended.*
13.	Indenture, by and among The Jean Coutu Group (PJC) Inc., the guarantors listed therein, and The Bank of New York, dated July 30, 2004.*
14.	Supplemental Indenture, by and among The Jean Coutu Group (PJC) Inc., the guarantors listed therein, and The Bank of New York, dated July 30, 2004.*
15.	Indenture, by and among The Jean Coutu Group (PJC) Inc., the guarantors listed therein, and Wells Fargo Bank, N.A., dated July 30, 2004.*
16.	Supplemental Indenture, by and among The Jean Coutu Group (PJC) Inc., the guarantors listed therein, and Wells Fargo Bank, N.A., dated July 30, 2004.*
17.

U.S. Senior Credit Agreement, by and among The Jean Coutu Group (PJC) Inc., The Jean Coutu Group (PJC) USA, Inc., the lenders listed therein, Merrill Lynch, Pierce Fenner & Smith Incorporated, National Bank of Canada Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and National Bank Financial Inc., dated July 30, 2004.*

18.

First Amendment, dated December 23, 2004, to the Senior Credit Agreement, dated July 30, 2004, among The Jean Coutu Group (PJC) Inc., The Jean Coutu Group (PJC) USA, Inc., the lenders listed therein, Merrill Lynch, Pierce Fenner & Smith Incorporated, National Bank of Canada Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and National Bank Financial Inc.

*                    Previously filed as an exhibit to The Jean Coutu Group (PJC) Inc.’s Registration Statement on Forms F-10, S-4 and F-4 (Reg. 333-120787), filed on November 24, 2004 and incorporated herein by reference.