Form 40-F
Jean Coutu Group (PJC) Inc.
filed 2006-08-09
CIK 1309260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

x	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 27, 2006

Commission File Number: 333-120787

The Jean Coutu Group (PJC) Inc.

(Exact name of Registrant as specified in its charter)

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

N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

7 5/8 % Senior Notes due 2012 and 8 ½ % Senior Subordinated Notes due 2014

For annual reports, indicate by check mark the information filed with this Form:

x	Annual Information Form	x	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

142,294,060 Class A Subordinate Voting Shares and 119,385,000 Class B Shares, respectively, as of May 27, 2006.

Indicate by check mark whether the Registrant by filing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Company in connection with such Rule.

Yes	☐	No	x

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	x	No	☐

DOCUMENTS PROVIDED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B(3) of Form 40-F, The Jean Coutu Group (PJC) Inc. (the “Registrant” or the “Company” or the “Jean Coutu Group”) hereby files Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction B(9) of Form 40-F, the Company hereby files Exhibit 32.1, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D (9) of Form 40-F, the Company hereby files Exhibit 31.1, 31.2, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

The Registrant has made in the documents included as part of this Annual Report on Form 40-F, and from time to time may otherwise make “forward-looking statements”, within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, and related assumptions concerning its operations, economic performance and financial matters. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled “Risks and Uncertainties” included in the Management’s Discussion and Analysis for the fiscal year ended May 27, 2006 filed as Exhibit 99.2 to this Annual Report on Form 40-F, which section is incorporated herein by reference.

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

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 40-F, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to have materially affected, the Company’s internal control over financial reporting, for the 52-week year ended May 27, 2006.

The Company is reviewing its existing internal control over financial reporting in preparation for the reporting and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 becoming effective. In connection with such review, modifications will, as appropriate, be made to the Company’s disclosure controls and procedures or internal control over financial reporting in the future.

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

There were neither amendments to nor waivers, including implicit waivers, from any provision of the Code of Ethics during the fiscal year ended May 27, 2006 that applied to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics is available on the Company’s website at www.jeancoutu.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents by category the fees billed by the independent auditors of the firm Deloitte & Touche L.L.P. for the fiscal years ended May 27, 2006 and May 28, 2005 (in Canadian dollars).

Category of fees	2006	2005
	Can $	Can $
Audit Fees	2 213 586	4 700 939
Audit-Related Fees	173 095	338 076
Tax Fees	1 389 198	1 986 270
Other fees	8 824	1 340 940
Total	3 784 703	8 366 225

« Audit Fees" include the aggregate fees billed by Deloitte & Touche L.L.P. for the audit of annual consolidated financial statements, the review of the quarterly financial statements and other audits and regulatory filings.

« Audit-Related Fees" include the aggregate fees billed by Deloitte & Touche L.L.P. for assurance and other related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees”, including the audit of the retirement plan, and the consultation relative to the accounting and financial disclosure standards.

« Tax Fees" include the aggregate fees billed by Deloitte & Touche L.L.P. for professional services rendered for tax compliance, tax advice as well as tax planning services.

« All Other Fees" include the aggregate fees billed by Deloitte & Touche L.L.P. for all other services other than those presented in the categories of Audit Fees, Audit-Related Fees and Tax Fees, including consultation services related to the due diligence process for the purpose of acquisitions.

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

All audit and non-audit services provided by the Company’s independent auditors for the fiscal year ended May 27, 2006 were pre-approved by the Company’s Audit Committee. None of the fees reported under “Principal Accountant Fees and Services” for the fiscal years ended May 27, 2006 and May 28, 2005 were approved by the Company’s Audit Committee pursuant to an exception for de minimis services provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

For a discussion of off-balance sheet arrangements, please see the section entitled “Financial Instruments and Off-Balance Sheet Arrangements” on page 27 of the Company’s Management’s Discussion and Analysis attached hereto as Exhibit 99.2.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For a presentation of the summary of material contractual cash obligations, please see the section entitled “Contractual Obligations and Commercial Commitments” on page 26 of the Company’s Management’s Discussion and Analysis attached hereto as 99.2.

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

THE JEAN COUTU GROUP (PJC) INC.

By: (s) Kim Lachapelle
Name: Kim Lachapelle
Title: Corporate Secretary
Date: August 8, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form for the fiscal year ended May 27, 2006.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended May 27, 2006.
99.3	Audited Consolidated Financial Statements for the fiscal year ended May 27, 2006 (including reconciliation to US GAAP at Note 25).
23.14	Consent of Deloitte & Touche s.r.l.
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
31.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
32.1	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.